Exhibit 8.1

Compañía Cervecerías Unidas S.A.

List of Significant Subsidiaries

The following list contains the name, jurisdiction of incorporation and the names under which our significant subsidiaries do business, according to its definition under rule 1-02(w) of Regulation S-X, as of December 31, 2021.

Name	Jurisdiction of Incorporation	Name Under Which Subsidiary Operates	Line of Business	Number of Omitted Subsidiaries(1)
Cervecera CCU Chile Ltda.	Chile	Cervecería CCU	Beer production and marketing	-
Compañía Cervecerías Unidas Argentina S.A.	Argentina	CCU Argentina	Beer production and marketing	3
Embotelladoras Chilenas Unidas S.A.	Chile	ECUSA	Soft drinks, juice, mineral water production and marketing	3
Viña San Pedro Tarapacá S.A.	Chile	VSPT	Wine production and marketing	4

(1)  The jurisdiction of incorporation of all of the omitted subsidiaries is outside of the United States.